

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2024

Kam Cheung Cheung
Executive Director
OneConstruction Group Limited
Room 6808A, 68/F
Central Plaza
18 Harbor Road
Wanchai, Hong Kong

>   **Re: OneConstruction Group Limited**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted September 11, 2024**
>   **CIK No. 0002030834**

Dear Kam Cheung Cheung:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted September 11, 2024
Prospectus Summary
Summary of Risk Factors, page 15

1.   We note your response to prior comment 2. Where you summarize the risks relating to doing business in Hong Kong, please revise to highlight that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless, as you explain

on page 18. Please also include a cross-reference to your page 18 risk factor, " If the PRC government chooses to exert more oversight and control . . . ."

Related Party Transactions, page 100

2.   We note your response to prior comment 12. For the loan due to a related company, please further revise to disclose the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, and the nature of the loan and the transaction in which it was incurred. Refer to Item 7.B.2 of Form 20-F

Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ying Li, Esq.